Exhibit 99.2

SCAN TO VIEW MATERIALS & VOTE

ALPHA TAU MEDICAL LTD. 5 KIRYAT HAMADA ST. JERUSALEM 9777605, ISRAEL

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 22, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ALPHA TAU MEDICAL LTD.
The Board of Directors recommends you vote FOR each of the following proposals:

1.	To re-elect each of David Milch and Ruth Alon as Class II directors, to hold office until the close of the Company’s Annual General Meeting of Shareholders in 2029, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Amended and Restated Articles of Association or the Companies Law 5759-1999.

Nominees:	For	Against	Abstain

1a. David Milch	☐	☐	☐

1b. Ruth Alon	☐	☐	☐

2.	To re-approve the Company’s Compensation Policy for Executive Officers and Directors.			For ☐	Against ☐	Abstain ☐

				For	Against	Abstain
3.	To approve the re-appointment of Uzi Sofer, our Chief Executive Officer, to continue serving as Chairman of the board of directors of the Company.			☐	☐	☐
				For	Against	Abstain
4.	To approve a compensation package for Uzi Sofer, our Chief Executive Officer and Chairman.			☐	☐	☐
				For	Against	Abstain
5.	To approve the extension of terms of certain options for directors and officers of the Company.			☐	☐	☐
				For	Against	Abstain
6.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the Company’s next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.			☐	☐	☐

Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT an Interested Shareholder. If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposals No. 2 and 3).

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for
the Annual General Meeting:

The Proxy Statement is available at www.proxyvote.com.

ALPHA TAU MEDICAL LTD.

Annual General Meeting of Shareholders

To be held June 23, 2026

This proxy is solicited by the Board of Directors

I, the undersigned shareholder of ALPHA TAU MEDICAL LTD., hereby appoint Uzi Sofer and Raphi Levy, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ALPHA TAU MEDICAL LTD. held in my name on its books as of May 12, 2026, at the Annual General Meeting of Shareholders to be held at 4:00 PM (Israel time) on June 23, 2026, at the Company’s headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel, and any adjournment or postponement thereof. By my signature, I hereby revoke any and all proxies previously given.

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT DOES NOT HAVE A CONFLICT OF INTEREST (I.E., THE UNDERSIGNED IS NOT AN “INTERESTED SHAREHOLDER”) IN THE APPROVAL OF PROPOSALS 2 AND 3, AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THIS PROPOSAL. IF YOU HAVE SUCH A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSALS NO. 2 AND 3, PLEASE NOTIFY REBECCA BECKER, VP LEGAL, at 5 KIRYAT HAMADA ST., JERUSALEM 9777605, ISRAEL OR AT LEGAL@ALPHATAU.COM.

PLEASE SEE THE COMPANY’S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED AN “INTERESTED SHAREHOLDER”.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

Continued and to be signed on reverse side